Exhibit 99.1

Arrival Achieves EU Bus Certification Milestone

Luxembourg, May 6th, 2022 – Arrival (NASDAQ: ARVL), inventor of a unique new method of design and production of equitable electric vehicles (EVs) by local Microfactories, today announced the Arrival Bus has achieved EU certification and received European Whole Vehicle Type Approval (EUWVTA).

Arrival successfully completed all required system safety testing to achieve EUWVTA. This major milestone is the critical step towards Arrival Buses carrying passengers on public roads in Europe and the UK.

“This key milestone for Arrival is a testimony to our innovative technologies and our unique new method of design and production of electric vehicles. The Arrival Bus is different from any that has come before, employing technologies developed in-house to create benefits for operators, passengers, and the planet. Now more than ever, governments and cities must reform public transportation to have the radical impact the world needs today,” said Denis Sverdlov, Founder and CEO at Arrival. “The team has worked incredibly hard to make this a reality and we are happy to see our unique approach to designing vehicles realised.”

As Arrival’s technologies and components are shared across all vehicle types, learnings from certification contribute to all vehicle programs, which is one of the many benefits of Arrival’s unique approach to the design of its electric vehicles.

The Arrival Bus has been developed to meet the needs of cities across the globe, as they set critical sustainability targets and transition their public transportation infrastructure into an affordable, sustainable and equitable ecosystem.

The Bus features flexible passenger seating capacity across the entire flat floor. This improves comfort as well as creating more standing space. It also includes wrap-around exterior and interior screens, adaptable lighting, a transparent roof, and a suite of digital features. The vehicle is complemented by Arrival’s software ecosystem, which enables full connectivity, digital customisation, and deep access to vehicle behaviour and data.

About Arrival

Arrival was founded in 2015 with a mission to make air clean by replacing all vehicles with affordable electric solutions – produced by local Microfactories. Seven years and over 2,000 people later, we are driving the transition to EVs globally by creating products that are zero-emission, more desirable, more sustainable and more equitable than ever before. Our in-house technologies enable our unique new method of design and production using rapidly-scalable, local Microfactories around the world. This method facilitates cities and governments in achieving their sustainability goals whilst also supercharging their communities. We are a technology company, a product company, a supply chain company, an automotive company, a mobility company, a fintech company and a service company – all rolled into one with a shared goal of true sustainability. This vertically integrated business model is how we can have the radical impact our world needs today. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release.

Media Contacts

Media

pr@arrival.com

Investors

ir@arrival.com